Ex. 99.25(2)(r)(3)

Summary of key requirements

All Employees and their Related Persons must (unless an Exemption applies):

■          within 10 Business Days of joining FSI, disclose to Compliance all Personal Dealing Accounts in which they have the ability and intent to hold Securities;

■          request and receive pre-clearance to place a trade in Securities as specified in Appendix A;

■          only transact in Securities during the 2 Business Day Approval Window (see section 6.3 for more detail about the Approval Window);

■          not submit more than 20 pre-clearance approval requests per calendar quarter;

■          within 5 Business Days of a transaction settling ensure trade confirmations are provided to Compliance through ComplianceAlpha;

■          hold Securities for a minimum of 120 calendar days from the date of acquisition (on a last in first out basis); and

■          not transact in Securities (or encourage others to do the same) while in possession of Non-Public Price Sensitive Information.

If Compliance notify you that you are a US Access Person this Policy applies to you as well as others within you family household regardless of your influence over their investment decisions.

If you are an Investment Team Employee additional requirements apply to you and your Related Persons.

Please read this Policy in full before you trade, consult the Global Personal Dealing Policy Frequently Asked Questions for examples of practical applications of this Policy and if any aspect remains unclear, contact your relevant Compliance team.

FIRST SENTIER INVESTORS Global Personal Dealing Policy A member of MUFG, a global financial group	Page 1